UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

MicroMed Cardiovascular, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

59508T 10 9

(CUSIP Number)

Stephen Gitto

Mitsui & Co. Venture Partners II, L.P.

200 Park Avenue, 36th Floor

New York, New York 10166

(212) 878-4050

with a copy to:

Ronald A. Fleming, Jr., Esq.

Pillsbury Winthrop Shaw Pittman LLP

1540 Broadway

New York, New York  10036

(212) 858-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59508T 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mitsui & Co. Venture Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,276,011

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,276,011

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,276,011 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.3%

14.	Type of Reporting Person (See Instructions) PN

(1) Assumes 18,513,145 shares outstanding, excluding shares held in escrow pursuant to the merger transaction described herein.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mitsui & Co. Venture Partners, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,276,011

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,276,011

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,276,011 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.3%

14.	Type of Reporting Person (See Instructions) CO

(1) Assumes 18,513,145 shares outstanding, excluding shares held in escrow pursuant to the merger transaction described herein.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mitsui & Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,276,011

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,276,011

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,276,011 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.3%

14.	Type of Reporting Person (See Instructions) CO

(1) Assumes 18,513,145 shares outstanding, excluding shares held in escrow pursuant to the merger transaction described herein.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, $.001 par value (the “Shares”), of MircoMed Cardiovascular, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 8965 Interchange Drive, Houston, Texas 77054.

Item 2.	Identity and Background

(a)  Name of Person:

This 13D is being jointly filed by Mitsui & Co. Venture Partners II, L.P. (“MCVP II”), Mitsui & Co. Venture Partners, Inc. (“MCVP”) and Mitsui & Co., Ltd. (“Mitsui” and, together with MCVP II and MCVP, the “Reporting Persons”).

MCVP II is a venture capital fund organized as a limited partnership under the laws of the State of Delaware.  MCVP is a corporation organized under the laws of the State of Delaware that acts as the general partner of MCVP II. Mitsui & Co. (U.S.A.), Inc. (“Mitsui USA”) and MCVP Holding, Inc. (“MCV Holding”), each of which are direct, wholly-owned subsidiaries of Mitsui, both hold a 49.5% limited partnership interest in MCVP II.  MVC Corporation (“MVC”), a Japanese corporation and a wholly-owned direct subsidiary of Mitsui and Mitsui USA own 51% and 49% interests in MCVP, respectively.   Mitsui is a publicly owned corporation organized under the laws of Japan and is a leading global trading company.  The address of the principal business office of each of MCVP II and MCVP is 200 Park Avenue, 36th Floor, New York, NY 10166.  The principal address of Mitsui is 2-1, Ohtemachi 1-Chome, Chiyoda-ku, Tokyo, Japan.

Set forth on Schedule 1 hereto, which is incorporated herein by reference, is the name, citizenship, residence or business address and present principal occupation or employment of each of the executive officers and directors (the “Executive Officers and Directors”) of the Reporting Persons.

None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the Executive Officers and Directors, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Executive Officers and Directors, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

MCVP II obtained 2,200,823 Shares at $1.33 per share pursuant to the merger that is described in Item 4 below (hereinafter referred to as the “Merger”).  Concurrent with the closing of the Merger, MCVP II entered into a Securities Purchase Agreement dated August 9, 2005 (the “Securities Purchase Agreement”) among MicroMed, the Issuer, and each of the purchasers named therein, including MCVP II (the “Purchasers”), pursuant to which MCVP II purchased  75,188 shares of Common Stock of MicroMed (as defined below) and 45,113 warrants to purchase Shares of MicroMed (the “Warrants”).  Pursuant to the terms of the Securities Purchase Agreement, in lieu of MicroMed shares of common stock and warrants, MCVP II and the other Purchasers received an equivalent number of Shares of the Issuer and a warrant from the Issuer providing the right to acquire a number of Shares of the Issuer equal to 60% of the common shares in MicroMed to be issuable to the Purchasers.  The purchase price paid per share was equal to $1.33.  The warrants are exercisable for one year from the date of issuance for a term of seven years and have an exercise price of $1.33, subject to adjustments provided therein.  The total consideration paid by MCVP II pursuant to the Securities Purchase Agreement was $100,000.00 from working capital.

Item 4.	Purpose of Transaction

On January 31, 2005, the Issuer (formerly Salmon Express, Inc., a Nevada corporation) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Salmon Acquisition Corp., a privately-held Nevada corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), MicroMed Technology, Inc., a privately-held Delaware corporation (“MicroMed”) and certain existing stockholders of the Issuer.  Pursuant to the Merger Agreement, Merger Sub would merge with and into MicroMed, with MicroMed being the surviving corporation at the subsidiary level (the “Merger”).  On August 10, 2005 the  Merger closed and MicroMed became a wholly-owned subsidiary of the Issuer.  In accordance with the terms of the Merger Agreement, the Issuer issued shares of its common stock on a one-for-one basis to the stockholders of MicroMed, including MCVP II, for 100% of the issued and outstanding shares of MicroMed.   Additionally, the Issuer assumed options to purchase shares of common stock and warrants to purchase shares of common stock on the same terms and conditions as previously issued by MicroMed.  The Issuer changed its name to MicroMed Cardiovascular, Inc. and reincorporated in the State of Delaware.  In addition, as described in Item 3 above, prior to the consummation of the Merger, MircroMed consummated a $5.0 million private placement of common shares that were immediately converted into Shares pursuant to the Merger.  MCVP purchased 75,188 shares in such private placement at $1.33 per share and received 45,113 warrants to purchase Shares.

From time to time, MCVP II may sell Shares on the open market, in privately negotiated transactions or otherwise.

Except for the transactions that have been consummated prior to the Merger, the Reporting Persons and, on behalf of the Reporting Persons, the Executive Officers and Directors do not have any other plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)           As of closing of the Merger on August 10, 2005:

(i)            MCVP II owns 2,276,011 Shares constituting approximately 12.3% of the outstanding Shares (assuming 18,513,145 Shares outstanding, excluding Shares held in escrow in connection with the Merger).  In addition, MCVP II owns warrants to purchase 45,133 Shares commencing August 10, 2006.

(ii)           MCVP is the general partner of MCVP II and is deemed to beneficially own the Shares held by MCVP II.

(iii)          Mitsui, through its wholly-owned subsidiaries Mitsui USA and MCVP Holdings, owns a 99% limited partnership interest in MCVP II, and through its wholly-owned subsidiaries MCV and Mitsui USA, owns 100% of the interests in MCVP.  Accordingly, Mitsui is deemed to own all of the Shares held by MCVP II.

(b)           MCVP II has the sole power to vote and direct the vote and to dispose or to direct the disposition of all of the Shares beneficially owned by it. MCVP is deemed to have the power to vote or direct the vote and to dispose or direct the disposal of all of the Shares beneficially owned by MCVP II by virtue of serving as general partner of MCVP II.  Mitsui is deemed to have the power to vote or direct the vote and to dispose or direct the disposal of all of the Shares beneficially owned by MCVP II by virtue of its ownership of 100% of the partnership interests of MCVP II.

(c)           Except as disclosed in Item 3 hereof, none of the Reporting Persons and none of the Executive Officers and Directors has effected any transactions in shares in the last sixty (60) days.

(d)           No other person is known to have the right to receive or the power to direct the right to receipt of, dividends from, or the proceeds from, the sale of the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

MCVP II is party to a registration rights agreement relating to the Shares purchased and the Shares held upon exercise of warrants pursuant to the Securities Purchase Agreement described in Item 3 above.

None of the Reporting Persons, nor any of the Executive Officers and Directors, has any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to, any agreements concerning (i) the transfer or voting of any securities of the Issuer, (ii) finder’s fees, (iii) joint ventures, (iv) loan or option agreements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or loss or (viii) the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit A:  Joint Filing Agreement between MCVP II, MCVP and Mitsui, dated August 24, 2005.

Exhibit B:  Agreement and Plan of Merger, dates as of January 1, 2005, among the Issuer, MicroMed, Merger Sub and Pete Smith Sr.  Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on February 1, 2005.

Exhibit C:  First Amendment to the Merger Agreement and Plan of Merger, dated as of January 31, 2005 to be effective for all purposes as of May 16, 2005.  Incorporated by reference to Exhibit 2.1 of the Quarterly Report for small business issuers on Form 10QSB filed by the Issuer on August 3, 2005.

Exhibit D:  Second Amendment to the Agreement and Plan of Merger, dated as of July 29, 2005. Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on August 1, 2005.

Exhibit E:  Third Amendment to the Agreement and Plan of Merger, dates as of August 9, 2005.  Incorporated by reference to Exhibit 2.1(c) of the Current Report on Form 8-K filed by the Issuer on August 9, 2005.

Exhibit F:  Securities Purchase Agreement, dated as of August 9, 2005, among MicroMed, the Issuer, and each of the purchasers identified therein.  Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on August 9, 2005.

SIGNATURE

Each of the following certifies that the information set forth in this statement is true, complete and correct after reasonable inquiry and to the best of its knowledge and belief.

MITSUI & CO. VENTURE PARTNERS II, L.P.

By: Mitsui & Co. Venture Partners, Inc., its General Partner

By:	/s/ Koichi Ando
	Name:	Koichi Ando
	Title:	Chief Executive Officer

MITSUI & CO. VENTURE PARTNERS, INC.

By:	/s/ Koichi Ando
	Name:	Koichi Ando
	Title:	Chief Executive Officer

MITSUI & CO., LTD.

By:	/s/ Minoru Nishimura
	Name:	Minoru Nishimura
	Title:	Associate Director Corporate Development Division

SCHEDULE 1

Insert names of executive officers, directors and controlling persons of each of MCVP II, MCVP and MITSUI and include the following information:

Company

Mitsui & Co. Venture Partners, Inc.

Name	Country of Citizenship	Residence/Business Address	Principal Occupation/Employment
Koichi Ando	Japan	200 Park Avenue 36th Floor New York, NY 10166	Executive Director, President & Chief Executive Officer

Tetsuya Koide	Japan	200 Park Avenue 36th Floor New York, NY 10166	Secretary
Tsutomo Yoshida	Japan	200 Park Avenue 36th Floor New York, NY 10166	Executive Director
Minoru Nishimura	Japan	200 Park Avenue 36th Floor New York, NY 10166	Executive Director
Osamu Mori	Japan	200 Park Avenue 36th Floor New York, NY 10166	Executive Director
Motokazu Yoshida	Japan	200 Park Avenue 36th Floor New York, NY 10166	Executive Director
Osamu Nagao	Japan	200 Park Avenue 36th Floor New York, NY 10166	Executive Director

Mitsui & Co., Ltd.
Nobuo Ohashi	Japan	2-1 Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004, Japan	Chairman & Executive Director
Shoei Utsada	Japan	2-1 Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004, Japan	Executive Director, President & Chief Executive Officer

Tetsuya Matsuoka	Japan	2-1 Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004, Japan	Executive Director

Masataka Suzuki	Japan	2-1 Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004, Japan	Executive Director
Gempachiro Aihara	Japan	2-1 Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004, Japan	Executive Director
Yushi Nagata	Japan	2-1 Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004, Japan	Executive Director
Hiroshi Tada	Japan	2-1 Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004, Japan	Executive Director
Yasunori Yokote	Japan	2-1 Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004, Japan	Executive Director
Kazuya Imai	Japan	2-1 Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004, Japan	Executive Director
Akira Chihaya	Japan	6-3 Ohtemachi 2-chome Chiyoda –ku, Tokyo 100-8071, Japan	Director, Representative Director & Chairman of the Board of Directors of Nippon Steel Corporation

Akishige Okada	Japan	6-3 Ohtemachi 2-chome Chiyoda –ku, Tokyo 100-8071, Japan	Director, Representative Director & Chairman of the Board of Directors of Nippon Steel Corporation

Mitsui & Co. Venture Partners II, L.P.

Please note that there are no officers or directors for this entity.

Exhibit A

JOINT FILING AGREEMENT

The undersigned, and each of them, do hereby agree and consent to the filing of a single statement on Schedule 13D and amendments thereto, in accordance with the provisions of Rule 13d-1(f) of the Securities Exchange Act of 1934, as amended.

Dated: August 24, 2005

MITSUI & CO. VENTURE PARTNERS II, L.P.

By: Mitsui & Co. Venture Partners, Inc., its General Partner

By:	/s/ Koichi Ando
	Name:	Koichi Ando
	Title:	Chief Executive Officer

MITSUI & CO. VENTURE PARTNERS, INC.

By:	/s/ Koichi Ando
	Name:	Koichi Ando
	Title:	Chief Executive Officer

MITSUI & CO., LTD.

By:	/s/ Minoru Nishimura
	Name:	Minoru Nishimura
	Title:	Associate Director Corporate Development Division